EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

TELKOM SA LIMITED TRADING STATEMENT

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding period. Telkom is currently finalising its results for the six months ended 30 September 2005, which are expected to be released on 14 November 2005. Telkom accordingly advises that it expects an increase of between 50% and 70% in basic earnings per share and between 35% and 55% on headline earnings per share for the six months ended 30 September 2005 from the comparative six months ended 30 September 2004. The above results have been impacted by revenue growth, related taxation and extending the useful lives of certain assets. There are no significant differences between basic and headline earnings per share.

This trading statement has neither been reviewed nor reported on by the Company's external auditors.

Johannesburg

25 October 2005